# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Leishen Energy Holding Co., Ltd., CIK 0001985139
CUSIP: G5462C106
Title of class of securities: Ordinary Shares, par value $0.001 per share
Address of issuer's principal executive offices: 103 Huizhong Li, Peking Times Square, Unit 15B10, Chaoyang District, Beijing, China (F4), 100101
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002054124

## Reporting persons
- COBO Petroleum Technology Co., LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 1,550,000; shared voting power 0; sole dispositive power 1,550,000; shared dispositive power 0; aggregate amount beneficially owned 1,550,000 (9.1% of the class)
- Hongguang Li: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 1,550,000; shared voting power 0; sole dispositive power 1,550,000; shared dispositive power 0; aggregate amount beneficially owned 1,550,000 (9.1% of the class)

## Item 1. Issuer
Name of issuer: Leishen Energy Holding Co., Ltd.
Address of issuer's principal executive offices: 103 Huizhong Li, Peking Times Square, Unit 15B10, Chaoyang District, Beijing, China, 100101

## Item 2. Person Filing
Name of person filing: COBO Petroleum Technology Co., LTD and Hongguang Li (each, a "Reporting Person" and collectively, the "Reporting Persons")
Address of principal business office or, if none, residence:
The address of principal business office of COBO Petroleum Technology Co., LTD is located at 103 Huizhong Li, B Building, Peking Times Square, Unit 15B10, Chaoyang District, Beijing, China.
The address of principal business office of Hongguang Li is located at 103 Huizhong Li, B Building, Peking Times Square, Unit 15B10, Chaoyang District, Beijing, China.
Citizenship:
COBO Petroleum Technology Co., LTD is a British Virgin Islands company.
Hongguang Li is a citizen of the People's Republic of China.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: COBO Petroleum Technology Co., LTD: 1,550,000; and Hongguang Li: 1,550,000. Represents 1,550,000 Ordinary Shares directly held by COBO Petroleum Technology Co., LTD. Hongguang Li is a controlling person of COBO Petroleum Technology Co., LTD and has sole voting and dispositive power over 1,550,000 Ordinary Shares held by COBO Petroleum Technology Co., LTD. The voting rights proxy agreement entered into with and the power of attorney granted to Polar Energy Company Limited, both dated August 10, 2023, may be terminated and revoked respectively with an advance 30 days' written notice. Hence, COBO Petroleum Technology Co., LTD. and its shareholder retain a beneficial interest in the 1,550,000 Ordinary Shares subject to such voting rights proxy agreement and the power of attorney.
Percent of class: COBO Petroleum Technology Co., LTD: 9.1%; and Hongguang Li: 9.1%. The percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 17,025,000 ordinary shares of the Issuer issued and outstanding as of January 8, 2025, as reported in the Issuer's prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on December 20, 2024 and current report on Form 6-K furnished to the Securities and Exchange Commission on January 8, 2025.
Sole power to vote or to direct the vote: COBO Petroleum Technology Co., LTD: 1,550,000; and Hongguang Li: 1,550,000.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: COBO Petroleum Technology Co., LTD: 1,550,000; and Hongguang Li: 1,550,000.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- COBO Petroleum Technology Co., LTD.: /s/ Hongguang Li, Hongguang Li/Director (02/12/2025)
- Hongguang Li: /s/ Hongguang Li, Hongguang Li (02/12/2025)